CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ALASKA AIR GROUP, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Alaska Air Group, Inc. (the “corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
FIRST: The name of the corporation is Alaska Air Group, Inc.
SECOND: Article 4, Section 4.4 of the corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:
“4.4    Voting. Subject to Article 11, the holders of shares of the common stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors and the right to vote on all other matters, except those matters in which a separate class of stockholders vote by class or series. To the extent provided in a resolution of the Board of Directors authorizing the issue of a series of preferred stock (and subject in all cases to Article 11), the holders of each such series shall have the right to vote for the election of members of the Board of Directors and the right to vote on all other matters, except those matters in which a separate class of stockholders vote by class or series.”
    THIRD: There shall be a new Article 11 of the Amended and Restated Certificate of Incorporation of the corporation to read in its entirety as follows:
“ARTICLE 11. NON-U.S. CITIZEN VOTING AND OWNERSHIP LIMITATIONS
11.1 Non-U.S. Citizen Voting and Ownership Limitations. At no time shall one or more Non-U.S. Citizens, individually or in the aggregate, own (beneficially or of record) and/or control Voting Stock in excess of the Voting Cap Amount. If one or more Non-U.S. Citizens, individually or in the aggregate, own (beneficially or of record) and/or control a number of shares of Voting Stock that would result in Non-U.S. Citizens owning (beneficially or of record) and/or controlling more than the Voting Cap Amount, the voting rights of all shares owned (beneficially or of record) and/or controlled by such Person or Persons exceeding the Voting Cap Amount shall automatically be suspended in reverse chronological order based upon the date of registration in the Foreign Stock Record, starting with the most recent registration and moving backwards in time. Such suspension of voting rights shall apply to such shares of Voting Stock until such time as the aggregate voting rights of Non-U.S. Citizens (as reflected in the Foreign Stock Record) falls below the Voting Cap Amount. The Bylaws shall contain provisions to implement this Article 11. The Board of Directors shall have the power to determine all matters necessary to apply and determine compliance with this Article 11 and the provisions of the Bylaws implementing this Article 11.
11.2     Certain Definitions. For the purpose of this Article 11, the following terms shall have the following respective meanings:
(a)    “Foreign Stock Record” means the separate stock record for the registration of Voting Stock held by Non-U.S. Citizens, which shall be maintained by the corporation or any authorized transfer agent for the corporation.
(b)     “Non-U.S. Citizen” means any Person who is not a U.S. Citizen.
(c)    “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, society, organization, entity or governmental authority. For clarity, the term “Person” also includes a trustee, receiver, assignee and other similar representative for any individual, entity or other organization included in the immediately preceding sentence of this definition.
(d)    “U.S. Citizen” means a “citizen of the United States,” as such term is defined in Section 40102(a)(15) of Title 49 of the United States Code, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the U.S. Department of Transportation, its predecessor and any successor agency.
(e)    “Voting Cap Amount” means 24.9% (or such other maximum percentage as necessary to ensure that the corporation is a U.S. Citizen) of the aggregate votes of all Voting Stock.
(f)    “Voting Stock” means issued and outstanding shares of (i) common stock and (ii) any class or series of preferred stock of the Company entitled to vote together with the common stock.”
FOURTH: Pursuant to resolutions adopted at a meeting of the Board of Directors of the corporation approving the proposed amendment to the Amended and Restated Certificate of Incorporation of the corporation, declaring the amendment to be advisable and calling a meeting of the stockholders of the corporation for consideration thereof, the meeting of the stockholders of the corporation was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
FIFTH: The foregoing amendments were duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, Alaska Air Group, Inc. has caused this Certificate to be duly executed in its corporate name this 9th day of May, 2025.

Alaska Air Group, Inc.

By:	/s/ Kyle Levine
Name:	Kyle B. Levine
Title:	Senior Vice President, Legal, General Counsel and Corporate Secretary

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